RSE COLLECTION, LLC

446 Broadway, 2nd Floor

New York, NY 10013

August 16, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Erin Jaskot, Branch Chief, Office of Trade and Services

Scott Anderegg, Staff Attorney

Re:RSE Collection, LLC
Post-Qualification Amendment No. 31
Filed July 21, 2023
File No. 024-11584

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission on Wednesday, August 23, 2023, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Collection Manager, LLC,

the Managing Member of RSE Collection, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard Nexsen PC.